UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2013

Commission File Number: 001-34271

CHANGYOU.COM LIMITED

(Exact name of registrant as specified in its charter)

East Tower, Jing Yan Building

No. 29 Shijingshan Road, Shijingshan District

Beijing 100043

People’s Republic of China

(8610) 6861-3000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐ No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐ No  ☒

Press Releases

On April 29, 2013, the registrant announced its unaudited financial results for the first quarter ended March 31, 2013. A copy of the press release issued by the registrant regarding the foregoing is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Safe Harbor Statement

This report on 6-K contains forward-looking statements. Statements that are not historical facts, including statements about the registrant’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them.

Forward-looking statements involve inherent risks and uncertainties. The registrant cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.

Potential risks and uncertainties include, but are not limited to, the continuing global financial and credit markets crisis and its potential impact on the Chinese economy, the uncertain regulatory landscape in the People’s Republic of China, fluctuations in the registrant’s quarterly operating results, the registrant’s historical and possible future losses and limited operating history, and the registrant’s reliance on its online game Tian Long Ba Bu as a major revenue source. Further information regarding these and other risks is included in the registrant’s Annual Report on Form 20-F filed on February 28, 2013, and other filings with the Securities and Exchange Commission.

Exhibits.

99.1	Press release regarding financial results for the first quarter ended March 31, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHANGYOU.COM LIMITED

By:	/s/ Alex Ho
Alex Ho, Chief Financial Officer

Date: April 30, 2013

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release regarding financial results for the first quarter ended March 31, 2013.

Exhibit 99.1

Changyou Reports First Quarter 2013 Unaudited Financial Results

Company Achieves Record Total Revenues for the First Quarter

Company Achieves Record Non-GAAP Net Income for the First Quarter

Beijing, China, April 29, 2013 – Changyou.com Limited (“Changyou” or the “Company”) (NASDAQ: CYOU), a leading online game developer and operator in China, today announced its unaudited financial results for the first quarter ended March 31, 2013.

First quarter 2013 Highlights

•	Total revenues reached a record US$177.6 million, an increase of 2% quarter-over-quarter and 30% year-over-year, exceeding the high end of the Company’s guidance by US$3.6 million.

•	Online game revenues reached a record US$167.4 million, an increase of 6% quarter-over-quarter and 33% year-over-year, exceeding the high end of the Company’s guidance by US$2.4 million.

•

Net income attributable to Changyou.com Limited reached a record US$77.6 million, or US$1.45 per fully diluted ADS[1]. Net income attributable to Changyou.com Limited increased 3% quarter-over-quarter and 19% year-over-year.

•

Non-GAAP[2] net income attributable to Changyou.com Limited was US$77.9 million, or US$1.45 per fully diluted ADS. Non-GAAP net income attributable to Changyou.com Limited increased 3% quarter-over-quarter and 17% year-over-year, exceeding the high end of the Company’s guidance by US$0.9 million.

Mr. Tao Wang, Changyou’s chief executive officer, commented, “We are committed to building sustainable gaming communities around our core MMO games and Web games through regular game updates, while actively exploring the fast-growing mobile games sector. In the first quarter, we continued to deepen our player segmentation strategy, rolling out game features for different levels of players in our flagship MMO game TLBB, which led to growth. For our popular web games, DDTank and Wartune, we continued to develop new audiences, launching a brand-new customized version of DDTank for players who prefer single player modes and releasing more language versions for Wartune. These games once again helped us to deliver solid financial results that topped our expectations for the quarter. With the steady growth of existing games, and the launch of new games in the latter half of the year, we are in a solid position to take advantage of growth opportunities in China, one of the world’s largest online gaming markets.”

Mr. Dewen Chen, Changyou’s president, continued, “We are seeing solid demand for our online advertising business in 2013 as leading game companies and web game companies continue to make the 17173 website their top choice for online game advertising. First quarter online advertising revenues met our expectations and we made solid progress on our initiative to develop the 17173 website into a popular community for gamers. We have made a number of technological upgrades to the website to support its news content and allow for better functionality, interactivity and user experience. Over the next few quarters, we expect to develop more Internet value-added services for gamers on the 17173 website.”

[1]	Each American depositary share (“ADS”) represents two Class A ordinary shares.
[2]

Non-GAAP results exclude share-based compensation expense, goodwill impairment, impairment of intangibles via acquisitions of businesses and related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions. Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

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Mr. Alex Ho, Changyou’s chief financial officer, added, “During the first quarter, we set new records for both top-line and bottom-line performance. Our strong cash flows from operations provides us with the financial flexibility to invest in product development and in human resources when needed, as we work towards increasing shareholder value over the long term.”

First quarter 2013 Operational Results

The Company’s operational results for the first quarter of 2013, which exclude those of 7Road’s games, were as follows:

•	Aggregate registered accounts for the Company’s games[3] increased 10% quarter-over-quarter and 45% year-over-year to 272.7 million.

•	Aggregate peak concurrent users for the Company’s games increased 2% quarter-over-quarter and 4% year-over-year to 1.12 million.

•

Aggregate active paying accounts for the Company’s games decreased 7% quarter-over-quarter and 34% year-over-year to 2.04 million. The quarter-over-quarter and year-over-year decreases reflected a decline in the number of low-spending active paying accounts that did not make a purchase in the first quarter of 2013 as the Company continued the strategy of the previous quarters of giving away virtual items and limiting the variety of in-game promotions carried out in TLBB.

•

Average revenue per active paying account for the Company’s games increased 13% quarter-over-quarter and 77% year-over-year to RMB399. The quarter-over-quarter and year-over-year increases were mainly due to the decline in TLBB’s low-spending active paying accounts and TLBB’s advanced-level players increasing their spending in the first quarter of 2013.

7Road’s operational results for the first quarter of 2013 were as follows:

•

Aggregate active accounts[4] for 7Road’s games[5] were 55.1 million, which was flat quarter-over-quarter and increased 16% year-over-year. The year-over-year increase in active accounts was mainly due to more new gamers on third-party web platforms playing Wartune in the first quarter of 2013 compared with the first quarter of 2012.

•

Aggregate active charging accounts[6] for 7Road’s games were 1.58 million, a decrease of 6% quarter-over-quarter and an increase of 2% year-over-year. The quarter-over-quarter decrease in active charging accounts resulted primarily from a decrease in the number of active charging accounts for Wartune in China in the first quarter of 2013 due to fewer players playing online games during the Chinese New Year, which was partially offset by an increase in active charging accounts for Wartune in overseas markets. The year-over-year increase in active charging accounts was mainly due to more active charging accounts for Wartune, partially offset by less active charging accounts for DDTank, which is a game that has entered into a relatively mature phase.

•

Average revenue recognized per active charging account[7] (“ARCA”) for 7Road’s games was RMB137, an increase of 14% quarter-over-quarter and 174% year-over-year. The increases were mainly because ARCA for Wartune increased following the addition of new virtual items for sale in the first quarter of 2013.

[3]	Excludes 7Road’s games and comprises the following games operated in China: Tian Long Ba Bu (“TLBB”), Duke of Mount Deer (“DMD”), Blade Online, Blade Hero 2, Tao Yuan, Da Hua Shui Hu, Zhong Hua Ying Xiong, Immortal Faith, and Legend of Ancient World.
[4]	Active accounts are defined as registered accounts that were logged in at least once during the period.
[5]	Comprises 7Road’s web games: DDTank, New DDTank, Wartune (also known as Shen Qu) and Hai Shen. Hai Shen was launched in January 2013. New DDTank was launched in February 2013.
[6]	Active charging accounts are defined as the number of active accounts that purchased virtual currency for use in the game during the period.
[7]	Average revenue recognized per active charging accounts is defined as net revenues recognized by 7Road for the period divided by the number of active charging accounts for the same period.

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First quarter 2013 Unaudited Financial Results

Revenues

Total revenues for the first quarter of 2013 increased 2% quarter-over-quarter and 30% year-over-year to US$177.6 million, and exceeded the high end of the Company’s guidance by US$3.6 million.

Online game revenues, which include revenues from Changyou’s game operations and overseas licensing revenues and revenues from 7Road, increased 6% quarter-over-quarter and 33% year-over-year to US$167.4 million, and exceeded the high end of the Company’s guidance by US$2.4 million. The quarter-over-quarter and year-over-year increases were mainly due to the growth momentum of TLBB and Wartune in the first quarter of 2013.

Online advertising revenues, which consist of revenues generated from the 17173 business, decreased 47% quarter-over-quarter and 19% year-over-year to US$6.6 million, and in line with the Company’s guidance. The quarter-over-quarter decrease was mainly due to the seasonal slowdown typical of the first quarter for advertising and because game companies pushed back new game launches and promotion of their games in light of the late Chinese New Year in 2013. The year-over-year decrease was mainly because game companies pushed back new game launches and promotion of their games in light of the late Chinese New Year in 2013.

Internet value-added services (“IVAS”) revenues, which consist of revenues generated from the operation of third-party web games by the 17173 business, were reclassed from online game revenues. As the Company’s management expects the 17173 business to offer web games and other value-added services to its users going forward, in order to provide investors and the Company’s management with a better foundation for understanding the Company’s performance, IVAS revenues are disclosed separately here. IVAS revenues increased 85% quarter-over-quarter and decreased 2% year-over-year to US$1.4 million. The quarter-over-quarter increase was mainly due to an increase in the number of users playing third-party web games operated by the 17173 business as a result of more marketing and promotions in the first quarter of 2013. The year-over-year decrease was mainly due to there being less popular third-party web games in the game portfolio in the first quarter of 2013.

Other revenues, which consist of cinema advertising revenues, decreased 1% quarter-over-quarter and increased 80% year-over-year to US$2.1 million. The year-over-year increase was mainly due to higher utilization rates of cinema advertising resources in the first quarter of 2013.

Gross profit

Both gross profit and non-GAAP gross profit increased 2% quarter-over-quarter and 28% year-over-year to US$147.6 million. Both gross margin and non-GAAP gross margin were 83%, compared with 84% in the fourth quarter of 2012 and 84% in the first quarter of 2012.

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Both gross profit and non-GAAP gross profit of the online games business increased 6% quarter-over-quarter and 31% year-over-year to US$144.8 million. Both gross margin and non-GAAP gross margin of the online games business were 86%, compared with 86% in the fourth quarter of 2012 and 87% in the first quarter of 2012.

Both gross profit and non-GAAP gross profit of the online advertising business decreased 61% quarter-over-quarter and 40% year-over-year to US$4.1 million. Both gross margin and non-GAAP gross margin of the online advertising business were 61%, compared with 84% in the fourth quarter of 2012 and 83% in the first quarter of 2012. The quarter-over-quarter and year-over-year decreases in gross margin and non-GAAP gross margin for the online advertising business were mainly due to a decrease in online advertising revenues in the first quarter of 2013.

Both gross profit and non-GAAP gross profit for IVAS increased 84% quarter-over-quarter and 9% year-over-year to US$1.0 million. Both gross margin and non-GAAP gross margin for IVAS were 68%, compared with 68% in the fourth quarter of 2012 and 61% in the first quarter of 2012. The year-over-year increase in gross margin and non-GAAP gross margin for IVAS was mainly due to lower revenue sharing given to third-party game developers in the first quarter of 2013.

Both gross loss and non-GAAP gross loss of other business were US$2.3 million, which was unchanged from the fourth quarter of 2012 and compared with US$2.4 million in the first quarter of 2012.

Operating expenses

Total operating expenses were US$46.0 million, a decrease of 10% quarter-over-quarter and an increase of 29% year-over-year.

Product development expenses were US$20.1 million, a decrease of 7% quarter-over-quarter and an increase of 16% year-over-year. The quarter-over-quarter decrease was mainly due to lower expenses related to licensed games, which were partially offset by increased salary and benefits expenses due to the hiring of more game engineers in the first quarter of 2013. The year-over-year increase was mainly due to increased salary and benefits expenses due to the hiring of more game engineers.

Sales and marketing expenses were US$13.0 million, a decrease of 35% quarter-over-quarter and an increase of 32% year-over-year. The quarter-over-quarter decrease in sales and marketing expenses was mainly due to savings in advertising costs as there were no major expansion packs for major games launched in the first quarter of 2013, with the savings partially offset by higher advertising spending for the pre-launch promotion of new games. The year-over-year increase in sales and marketing expenses was mainly due to higher advertising spending for the pre-launch promotion of new games in the first quarter of 2013.

General and administrative expenses were US$12.9 million, an increase of 35% quarter-over-quarter and 53% year-over-year. The quarter-over-quarter and year-over-year increases were mainly due to an increase in professional fees and an increase in headcount and related salary and benefits expenses in the first quarter of 2013.

Operating profit

Operating profit increased 8% quarter-over-quarter and 27% year-over-year to US$101.6 million. Operating margin was 57%, compared with 54% in the fourth quarter of 2012 and 58% in the first quarter of 2012.

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Non-GAAP operating profit increased 8% quarter-over-quarter and 26% year-over-year to US$101.8 million. Non-GAAP operating margin was 57%, compared with 55% in the fourth quarter of 2012 and 59% in the first quarter of 2012.

Net income

Net income increased 11% quarter-over-quarter and 33% year-over-year to US$88.3 million. Net margin was 50%, compared with 46% in the fourth quarter of 2012 and 49% in the first quarter of 2012.

Non-GAAP net income increased 10% quarter-over-quarter and increased 31% year-over-year to US$88.5 million. Non-GAAP net margin was 50%, compared with 46% in the fourth quarter of 2012 and 49% in the first quarter of 2012.

Net income attributable to mezzanine classified non-controlling interests

Net income attributable to mezzanine classified non-controlling interests and non-GAAP net income attributable to mezzanine classified non-controlling interests increased 137% quarter-over-quarter and 860% year-over-year to US$10.7 million.

The quarter-over-quarter and year-over-year increases in net income attributable to mezzanine classified non-controlling interests of US$6.2 million and US$9.6 million, respectively, reflect increases in the estimated redemption value of the mezzanine classified non-controlling interests in 7Road. In the first quarter of 2013, Changyou estimated, based on 7Road’s forecasted performance for 2013, that 7Road will likely exceed its originally estimated performance for 2013, which is the basis used to determine the exercise price of a put option held by the non-controlling interest shareholders. As a result, the Company has increased the estimated redemption value of the mezzanine classified non-controlling interests in 7Road. The increase in the redemption value was recognized prospectively over the period from the date of the change in estimate to the earliest exercise date of the put right as an increase in net income attributable to mezzanine classified non-controlling interests. Please refer to the section “Notes to Financial Information,” for further details of the put option.

Net income attributable to Changyou.com Limited

Net income attributable to Changyou.com Limited increased 3% quarter-over-quarter and 19% year-over-year to US$77.6 million. Fully diluted earnings per ADS attributable to Changyou.com Limited were US$1.45, up from US$1.41 in the fourth quarter of 2012 and US$1.22 in the first quarter of 2012. Net margin attributable to Changyou.com Limited was 44%, compared with 43% in the fourth quarter of 2012 and 48% in the first quarter of 2012.

Non-GAAP net income attributable to Changyou.com Limited increased 3% quarter-over-quarter and 17% year-over-year to US$77.9 million. Non-GAAP fully diluted earnings per ADS attributable to Changyou.com Limited were US$1.45, compared with US$1.42 in the fourth quarter of 2012 and US$1.24 in the first quarter of 2012. Non-GAAP net margin attributable to Changyou.com Limited was 44%, compared with 44% in the fourth quarter of 2012 and 49% in the first quarter of 2012.

Liquidity

As of March 31, 2013, Changyou had a combined balance of cash and cash equivalents and short-term investments of US$462.3 million, which increased from US$418.4 million as of December 31, 2012. Operating cash flow for the first quarter of 2013 was a net inflow of US$82.4 million.

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As of March 31, 2013, Changyou had short-term and long-term bank loans of US$270.5 million and current and non-current restricted time deposits of US$278.0 million, compared with short-term and long-term bank loans of US$239.4 million and current and non-current restricted time deposits of US$246.6 million as of December 31, 2012. These bank loans and restricted time deposits are mainly related to bridge loans from offshore banks that the Company obtained in the third quarter of 2012 in order to expedite the payment of the special cash dividend that the Company made to the Company’s shareholders in the same quarter. The offshore bridge loans were secured with an equivalent or higher amount of Renminbi-denominated onshore bank deposits by the Company’s subsidiaries in China.

Business Outlook

For the second quarter of 2013, Changyou expects:

•

Total revenues to be between US$179.0 million and US$185.0 million, including online game revenues of US$165.0 million to US$170.0 million and online advertising revenues of US$10.0 million to US$11.0 million.

•	Non-GAAP net income attributable to Changyou.com Limited to be between US$71.0 million and US$74.0 million.

•	Non-GAAP fully diluted earnings per ADS attributable to Changyou.com Limited to be between US$1.33 and US$1.38.

•

Assuming no new grants of share-based awards, share-based compensation expense to be between US$0.5 million and US$1.0 million, reducing fully diluted earnings per ADS attributable to Changyou.com Limited by US$0.01 to US$0.02.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial information prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Changyou’s management uses non-GAAP measures of gross profit, operating profit, net income, net income attributable to Changyou.com Limited and diluted net income attributable to Changyou.com Limited per ADS, which are adjusted from results based on GAAP to exclude the compensation cost of share-based awards granted, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Changyou’s management believes that excluding share-based compensation expense, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions from its non-GAAP financial measures is useful for itself and investors. Further, the amount of share-based compensation expense, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions cannot be anticipated by management, and these expenses are not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Changyou provides to analysts and investors as guidance for future operating performance. As share-based compensation expense, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions does not involve subsequent cash outflow, Changyou does not factor this in when evaluating and approving expenditures or when determining the allocation of its resources to its business operations. As a result, in general, the monthly financial results for internal reporting and any performance measure for commissions and bonuses are based on non-GAAP financial measures that exclude share-based compensation expense, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions.

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The non-GAAP financial measures are provided to enhance investors’ overall understanding of Changyou’s current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, operating profit, net income, net income attributable to Changyou.com Limited and diluted net income attributable to Changyou.com Limited per ADS, excluding share-based compensation expense, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions, is that the share-based compensation charge has been and will continue to be a significant recurring expense in the Company’s business for the foreseeable future, and goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions may recur in the future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is derived from Changyou’s unaudited financial statements prepared in accordance with GAAP.

Mezzanine equity consists of non-controlling interests in 7Road and a put option that gives the non-controlling shareholders the right to put their shares to Changyou at a pre-determined price if 7Road achieves specified performance milestones before the expiry of the put option and 7Road does not complete an initial public offering on NASDAQ, the New York Stock Exchange or The Stock Exchange of Hong Kong. The put option will expire in 2014. Non-controlling interests of 7Road and the put option are classified as mezzanine equity in Changyou’s consolidated balance sheets, as redemption of the non-controlling interests is not solely within the control of Changyou.

In accordance with ASC subtopic 480-10, Changyou accretes the balance of non-controlling interests to its redemption value over the period from the date of the 7Road acquisition to the earliest exercise date of the put right. Any subsequent changes in the redemption value are considered to be changes in accounting estimates and are also recognized over the same period as net income attributable to mezzanine classified non-controlling interests.

In the first quarter of 2013, Changyou estimated, based on 7Road’s forecasted performance for 2013, that 7Road will likely exceed its originally estimated performance for 2013, which is the basis used to determine the exercise price of the put option. As a result, the Company has increased the estimated redemption value of the mezzanine classified non-controlling interests in 7Road. The increase in the redemption value was recognized prospectively over the period from the date of the change in estimate to the earliest exercise date of the put right as an increase in net income attributable to mezzanine classified non-controlling interests.

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Safe Harbor Statement

It is currently expected that the Business Outlook will not be updated until the release of Changyou’s next quarterly earnings announcement; however, Changyou reserves the right to update its Business Outlook at any time for any reason.

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. The Company cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the continuing global financial and credit markets crisis and its potential impact on the Chinese economy, the uncertain regulatory landscape in the People’s Republic of China, fluctuations in Changyou’s quarterly operating results, Changyou’s historical and possible future losses and limited operating history, and the Company’s reliance on Tian Long Ba Bu as its major revenue source. Further information regarding these and other risks is included in Changyou’s Annual Report on Form 20-F filed on February 28, 2013, and other filings with the Securities and Exchange Commission.

Conference Call Information

Changyou’s management team will host an earnings conference call today at 7 a.m. U.S. Eastern Time, April 29, 2013 (7 p.m. Beijing/Hong Kong, April 29, 2013).

The dial-in details for the live conference call are:

US:	+1-866-519-4004
Hong Kong:	+852-2475-0994
International:	+1-718-354-1231
Passcode:	CYOU

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call at 10:00 a.m. U.S. Eastern Time on April 29, 2013 through May 7, 2013. The dial-in details for the telephone replay are:

International:	+1-855-452-5696
Passcode:	31075470

The live webcast and archive of the conference call will be available on the Investor Relations section of Changyou’s website at http://ir.changyou.com/.

About Changyou

Changyou.com Limited (NASDAQ: CYOU) is a leading developer and operator of online games in China with a diverse portfolio of online games that includes Tian Long Ba Bu, one of the most popular massively multi-player online (“MMO”) games in China, and DDTank and Wartune (also known as Shen Qu), which are two popular web games in China. Changyou also owns and operates the 17173.com Website, a leading game information portal in China. Changyou began operations as a business unit within Sohu.com Inc. (NASDAQ: SOHU) in 2003, and was carved out as a separate, stand-alone company in December 2007. It completed an initial public offering on April 7, 2009. Changyou has an advanced technology platform that includes advanced 2.5D and 3D graphics engines, a uniform game development platform, effective anti-cheating and anti-hacking technologies, proprietary cross-networking technology and advanced data protection technology. For more information, please visit http://ir.changyou.com.

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For investor and media inquiries, please contact:

In China:

Ms. Angie Chang
Investor Relations
Changyou.com Limited
Tel:	+86 (10) 6861-3688
E-mail:	ir@cyou-inc.com

In the United States:

Mr. Jeff Bloker
Christensen
Tel:	+1 (480) 614-3003
E-mail:	jbloker@ChristensenIR.com

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CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER ADS AMOUNTS)

	Three Months Ended
	Mar. 31, 2013	Dec. 31, 2012	Mar. 31, 2012
		(a)	(a)
Revenues:
Online game	$167,421	$158,159	$125,968
Online advertising	6,649	12,503	8,170
IVAS	1,445	783	1,478
Others	2,070	2,096	1,149

Total revenues	177,585	173,541	136,765

Cost of revenues:
Online game (includes share-based compensation expense of $(19), $45 and $71 respectively)	22,649	21,916	15,831
Online advertising (includes share-based compensation expense of $9, $16 and $19 respectively)	2,580	2,053	1,390
IVAS	465	249	577
Others	4,325	4,359	3,591

Total cost of revenues	30,019	28,577	21,389

Gross profit	147,566	144,964	115,376

Operating expenses:
Product development (includes share-based compensation expense of $102, $310 and $614 respectively)	20,097	21,614	17,252
Sales and marketing (includes share-based compensation expense of $(25), $36 and $112 respectively)	12,992	19,844	9,832
General and administrative (includes share-based compensation expense of $165, $233 and $444 respectively)	12,869	9,518	8,417

Total operating expenses	45,958	50,976	35,501

Operating profit	101,608	93,988	79,875

Interest income	3,900	3,020	2,980
Foreign currency exchange loss	(1,865)	(382)	(550)
Other income	1,303	738	322

Income before income tax expense	104,946	97,364	82,627
Income tax expense	(16,633)	(17,711)	(16,266)

Net income	88,313	79,653	66,361
Less: Net income attributable to mezzanine classified non-controlling interests	10,668	4,495	1,111

Net income attributable to Changyou.com Limited	$77,645	$75,158	$65,250

Basic net income per ADS attributable to Changyou.com Limited	$1.47	$1.42	$1.24

ADSs used in computing basic net income per ADS attributable to Changyou.com Limited	52,994	52,881	52,717

Diluted net income per ADS attributable to Changyou.com Limited	$1.45	$1.41	$1.22

ADSs used in computing diluted net income per ADS attributable to Changyou.com Limited	53,479	53,443	53,356

Note:

(a)	In order to provide investors and the Company’s management with a better foundation for understanding the Company’s performance, both revenues and cost of revenues generated from the operation of third-party web games by the 17173 business were separately recorded under IVAS in the first quarter of 2013. To conform to current period presentations, the relevant amounts for prior periods have been reclassified from online game business accordingly. Such reclassifications amounted to $0.8 million and $1.5 million in revenues, respectively, and amounted to $0.2 million and $0.6 million in cost of revenues, respectively, for the three months ended December 31, 2012 and March 31, 2012.

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CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Mar. 31, 2013	As of Dec. 31, 2012

ASSETS
Current assets:
Cash and cash equivalents	$390,327	$366,639
Accounts receivable, net	26,973	23,364
Short-term investments	71,985	51,720
Restricted time deposits	116,448	116,140
Prepaid and other current assets	35,225	29,540

Total current assets	640,958	587,403

Non-current assets:
Fixed assets, net (a)	205,606	64,828
Goodwill	135,250	134,921
Intangible assets, net	53,882	54,249
Restricted time deposits	161,592	130,459
Equity investments	850	850
Deferred tax assets	4,174	5,000
Other assets, net (a)	8,292	136,803

Total non-current assets	569,646	527,110

TOTAL ASSETS	$1,210,604	$1,114,513

LIABILITIES
Current liabilities:
Receipts in advance and deferred revenue	$43,751	$43,659
Accounts payable and accrued liabilities	82,113	111,596
Short-term bank loans	113,000	113,000
Tax payables	19,881	17,825
Deferred tax liabilities	13,551	11,878

Total current liabilities	272,296	297,958

Long-term liabilities:
Long-term bank loans	157,496	126,353
Long-term deferred tax liabilities	7,663	7,824
Long-term accounts payable	11,274	12,683

Total long-term liabilities	176,433	146,860

Total liabilities	448,729	444,818
MEZZANINE EQUITY
Total mezzanine equity	72,606	61,810
SHAREHOLDERS’ EQUITY
Total shareholders’ equity	689,269	607,885

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	$1,210,604	$1,114,513

Note:

(a)	$126.0 million of the decrease in other non-current assets and the corresponding increase in fixed assets were related to an office building for which construction was completed in the first quarter of 2013. The amount was reclassified from other non-current assets to fixed assets after title for the building was transferred to the Company. The Company plans to use this office building as its headquarters in Beijing.

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CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATION MEASURES TO THE NEAREST

COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Mar. 31, 2013
		Non-GAAP adjustment
	GAAP	Share-based compensation expense (a)	Non-GAAP
Online game gross profit	$144,772	(19)	144,753
Online advertising gross profit	4,069	9	4,078
IVAS gross profit	980	0	980
Other gross loss	(2,255)	0	(2,255)

Gross profit	$147,566	(10)	147,556

Gross margin	83%		83%

Operating profit	$101,608	232	101,840

Operating margin	57%		57%

Net income	$88,313	232	88,545

Net income attributable to Changyou.com Limited	$77,645	232	77,877

Net margin attributable to Changyou.com Limited	44%		44%

Diluted net income per ADS attributable to Changyou.com Limited	$1.45		1.45

ADSs used in computing diluted net income per ADS attributable to Changyou.com Limited	53,479		53,546

Note:

(a)	To eliminate share-based compensation expense as measured using the fair value method.

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CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATION MEASURES TO THE NEAREST

COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Dec. 31, 2012
		Non-GAAP adjustment
	GAAP	Share-based compensation expense (a)	Non-GAAP
Online game gross profit	$136,243	45	136,288
Online advertising gross profit	10,450	16	10,466
IVAS gross profit	534	0	534
Other gross loss	(2,263)	0	(2,263)

Gross profit	$144,964	61	145,025

Gross margin	84%		84%

Operating profit	$93,988	640	94,628

Operating margin	54%		55%

Net income	$79,653	640	80,293

Net income attributable to Changyou.com Limited	$75,158	640	75,798

Net margin attributable to Changyou.com Limited	43%		44%

Diluted net income per ADS attributable to Changyou.com Limited	$1.41		1.42

ADSs used in computing diluted net income per ADS attributable to Changyou.com Limited	53,443		53,530

Note:

(a)	To eliminate share-based compensation expense as measured using the fair value method.

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CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATION MEASURES TO THE NEAREST

COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Mar. 31, 2012
		Non-GAAP adjustment
	GAAP	Share-based compensation expense (a)	Non-GAAP
Online game gross profit	$110,137	71	110,208
Online advertising gross profit	6,780	19	6,799
IVAS gross profit	901	0	901
Other gross loss	(2,442)	0	(2,442)

Gross profit	$115,376	90	115,466

Gross margin	84%		84%

Operating profit	$79,875	1,260	81,135

Operating margin	58%		59%

Net income	$66,361	1,260	67,621

Net income attributable to Changyou.com Limited	$65,250	1,260	66,510

Net margin attributable to Changyou.com Limited	48%		49%

Diluted net income per ADS attributable to Changyou.com Limited	$1.22		1.24

ADSs used in computing diluted net income per ADS attributable to Changyou.com Limited	53,356		53,533

Note:

(a)	To eliminate share-based compensation expense as measured using the fair value method.

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